UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

PHOENIX CAPITAL GROUP HOLDINGS, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-4526672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4643 South Ulster Street, Suite 1510

Denver, CO 80237

18575 Jamboree Road, Suite 830

Irvine, CA 92612

152 North Durbin Street, Suite 220

Casper, WY

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

In this Semi-Annual Report on Form 1-SA (this “Semi-Annual Report”), references to the “Company,” “Companies,” “Phoenix,” “we,” “us,” “our” or similar terms refer to Phoenix Capital Group Holdings, LLC, a Delaware limited liability company, and its wholly owned subsidiaries. As used in this Semi-Annual Report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular, dated March 18, 2024, filed pursuant to Rule 253(g)(2) (as amended and supplemented from time to time the “Offering Circular”), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1818643/000119312524069740/d540270dpartiiandiii.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Overview

We operate in the oil and gas industry and execute on a three-pronged strategy involving (i) direct drilling operations, (ii) the acquisition of royalty assets, and (iii) the acquisition of non-operated working interest assets. Our direct drilling operations are currently primarily focused on development efforts in the Williston Basin in North Dakota and Montana and the Powder River and Denver Julesburg Basins in Wyoming. Our royalty and working interest acquisitions center around a variety of assets, including mineral interests, leasehold interests, overriding royalty interests, and perpetual royalty interests. These efforts have historically targeted assets in the Williston, Permian, Powder River, Uintah, and DJ Basins. We are agnostic as to geography and prioritize operational and asset potential when executing on our strategy.

We began operations in 2019 with the development of our specialized software system, which we have designed and improved over time to support our ability to identify, analyze, underwrite, and formally transact in the purchasing of oil and gas assets. In 2019, we acquired our first mineral interest asset and began to generate revenue. In 2020, we expanded our operations and team to include specialists across a variety of key focus areas. From 2020 to 2023, we experienced significant growth in operations. For example, in 2020, the exploration and production (“E&P”) operators of our properties operated 725 gross productive development wells on the acreage underlying our mineral and royalty interests, and the total acreage underlying our gross and net royalty interests was 177,824 and 1,506, respectively. In the three years since then, the E&P operators of our properties have operated over 4,500 gross productive development wells on the acreage underlying our mineral and royalty interests, of which approximately 1,900 gross productive developments wells were drilled in 2023 alone. As of December 31, 2023, we had 1,640,960 and 120,613 acres underlying our gross and net royalty interests, respectively, as compared to 177,824 and 1,506 acres underlying our gross and net royalty interests, respectively, at December 31, 2020. Furthermore, our total production for the year ended December 31, 2020 was 163,384 Boe as compared to over 2 million Boe for the year ended December 31, 2023. In the same period, our number of employees grew from 21 at December 31, 2020 to 109 at December 31, 2023. Additionally, we commenced direct drilling operations and spud our first wells in the third quarter of 2023 and, as of September 15, 2024, we have drilled a total of 31.0 gross and 27.0 net productive development wells in the Williston Basin in North Dakota. We expect these direct drilling operations to be a core component of our business strategy going forward.

Since our initial mineral interest asset acquisition in 2019, we have leveraged our specialized software system and experienced management team to identify asset opportunities that fit our desired criteria and potential for returns. While we evaluate and acquire a wide variety of assets, we have historically prioritized assets with potential for high monthly recurring cashflows and primarily target assets that have near-term payback potential.

Since 2019, we have completed 1,997 mineral and royalty and leasehold interest acquisitions from landowners and other mineral interest owners, representing approximately 98,554 net royalty acres (“NRAs”) of royalty assets and 161,083 of net mineral acres (“NMAs”) of leasehold assets as of June 30, 2024. In addition to completing numerous small transactions, we completed more than 33 transactions larger than 1,000 NMAs that account for approximately 43% of our NMAs. We have acquired mineral and royalty interests from individuals, families, trusts, partnerships, small minerals aggregators, minerals brokers, large private minerals companies, private oil and gas E&P companies, and public minerals companies. We also actively manage our portfolio of assets and have sold 4,584 NRAs since 2019.

Following the acquisition of an asset, we typically share in the proceeds of the natural resources extracted and sold by a third-party E&P operator. For certain assets, we operate our own direct drilling operations through our direct wholly owned subsidiary, Phoenix Operating LLC, a Delaware limited liability company (“PhoenixOp”).

Our Segments

We operate under three segments: mineral and non-operating; operating; and securities. Our mineral and non-operating segment comprises our operations for the acquisition of mineral interests and non-operated working interests in oil and gas properties, through which we share in the proceeds of the natural resources extracted and sold by the operator. Our operating segment comprises our operations related to our drilling, extraction, and production activities, which today are conducted through PhoenixOp. Our securities segment comprises our operations related to our capital raising activities associated with our debt securities offerings.

Sources of Our Revenue

Our revenues have historically primarily constituted mineral and royalty payments received from our E&P operators based on the sale of crude oil, natural gas, and natural gas liquids (“NGL”) production from our interests. For the years ended December 31, 2023 and 2022, mineral and royalty revenues from our mineral and non-operating segment made up substantially all of our total revenues. In 2023, we commenced sales of crude oil, natural gas, and NGL and began generating product sales in our operating segment through our wholly owned subsidiary, PhoenixOp, which was formed for the purposes of drilling, extracting, and operating producing wells. While product sales were not material in 2023, we expect to derive a greater portion of our total revenues from product sales of crude oil, natural gas, and NGL to PhoenixOp’s customers in the future. For the six months ended June 30, 2024, product sales accounted for over 28% of our total revenues. Our revenues may vary significantly from period to period because of changes in commodity prices, production mix, and volumes of production sold by our E&P operators, including PhoenixOp. We also derive revenues from redemption fees charged to investors, generally in connection with the early redemption of their investments. Other revenue in the securities segment is derived almost exclusively from intersegment interest expense to the minerals and non-operating segment and the operating segment, and is eliminated in consolidation.

Principal Components of Our Cost Structure

As a mineral and royalty owner, we incur lease operating expenses and our proportionate share of production, severance, and ad valorem taxes. In those circumstances, mineral and royalty revenues are recognized net of production taxes and post-production expenses. Through PhoenixOp’s operations, we also incur certain production costs including gathering, processing, and transportation costs. Shared corporate costs that are overhead in nature and not directly associated with any one of our segments, including certain general and administrative expenses, executive or shared-function payroll costs, and certain limited marketing activities, are allocated to our segments based on usage and headcount, as appropriate. Cost of sales and depreciation, depletion, and amortization are not applicable to the securities agreement.

Cost of Sales

Lease Operating Expenses

We incur lease operating expenses through: (i) our ownership of mineral and royalty interests indirectly, paying our pro rata share of cost of labor, equipment, maintenance, saltwater disposal, workover activity, and other miscellaneous costs; and (ii) PhoenixOp, in which such costs are directly incurred through our own drilling and extraction activities. We generally expect that these expenses will increase as our number of mineral interest and non-operated working interests in oil and gas properties increase, as we commence oil and gas operating activities on operated properties, and as production from such properties increases.

Production and Ad Valorem Taxes

Production taxes are paid at fixed rates on produced crude oil, natural gas, and NGL based on a percentage of revenues from our volume of products sold, established by federal, state, or local taxing authorities. Where we utilize third-party operators, the E&P companies that operate on our interests withhold and pay our pro rata share of production taxes on our behalf. We directly pay ad valorem taxes in the counties where our properties are located. Ad valorem taxes are generally based on the appraised value of our crude oil, natural gas, and NGL properties. We generally expect that these expenses will increase as our number of mineral interest and non-operated working interests in oil and gas properties increase, as we commence oil and gas operating activities on operated properties, and as production from such properties increases.

Production Costs

Production costs include gathering, processing, and transportation costs that we incur to gather and transport our oil and gas production to a point of sale. We generally expect that these costs will increase as our activities in our operating segment increase and as our oil and gas operating activities result in increase production volumes. For example, our production costs increased in the first half of 2024 as our oil and gas operating activities came online and PhoenixOp operated production from our first operated properties.

Depreciation, Depletion, and Amortization

Depreciation, depletion, and amortization is the systematic expensing of the capitalized costs incurred to acquire, explore, and develop crude oil, natural gas, and NGL. We follow the successful efforts method of accounting, pursuant to which we capitalize the costs of our proved crude oil, natural gas, and NGL mineral interest properties, which are then depleted on a unit-of-production basis based on proved crude oil, natural gas, and NGL reserve quantities. Our estimates of crude oil, natural gas, and NGL reserves are, by necessity, projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data, as well as the projection of future rates of production. Any significant variance in these assumptions could materially affect the estimated quantity of the reserves, which could affect the rate of depletion related to our crude oil, natural gas, and NGL properties. Depreciation, depletion, and amortization also includes the expensing of office leasehold costs and equipment. We expect depletion to continue to increase in subsequent periods as our gross production of oil, gas, and other products increases.

Advertising and Marketing

We incur advertising and marketing costs in connection with our capital raising programs. Our advertising campaigns include social media, television, and radio advertisement. Our management makes determinations throughout the year regarding the oil and gas investment opportunities that are available to us, and increases or decreases advertising and marketing spend to acquire investors and obtain the requisite financing to capitalize on these opportunities. We expect to expand the menu of options available to both accredited and non-accredited investors, as well as continue to expand our footprint and reputational advantage in the direct-to-consumer securities marketplace. Over time, we expect to raise capital more efficiently, requiring less advertising and marketing spend in relation to capital raised. Advertising and marketing costs are primarily associated with our securities segment and are expensed as incurred.

General and Administrative

General and administrative expenses, comprising selling, general, and administrative and payroll and payroll-related expenses, consist of costs incurred related to overhead, including executive and other employee compensation and related benefits, office expenses, and fees for professional services such as audit, tax, legal, and other consulting services.

General and administrative expenses are allocated directly to a segment when there is a clear cost-benefit relationship between the expense and the segment that received the benefit. All other costs are aggregated within pools and allocated to each segment using a level-of-effort formula. We expect general and administrative expense to continue to increase period over period as we continue to grow and capitalize on opportunities within each segment; however, we do expect the percentage of growth to begin to decline as our business matures.

Interest Expense

We have financed a significant portion of our working capital requirements and acquisitions with borrowings under credit facilities and the issuance of debt securities. As a result, we incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. We reflect interest paid to the lenders under credit facilities and holders of our debt securities and amortization of debt issuance costs in interest expense in our consolidated statements of operations. Interest expense is incurred within the securities segment and allocated to the minerals and non-operating segment and the operating segment based on the carrying value of the oil and gas properties owned by the respective segment at the balance sheet date. Allocated intersegment interest expense is eliminated in consolidation. We expect interest expense to continue to increase period over period as we raise additional capital to meet our objectives.

How We Evaluate Our Operations

We use a variety of operational and financial measures to assess our performance. Among the measures considered by management are the following:

•	volumes of oil, natural gas, and NGL produced;

•	number of producing wells, spud wells, and permitted wells;

•	commodity prices; and

•	revenue and EBITDA.

Volumes of Oil, Natural Gas, and NGL Produced

In order to track and assess the performance of our assets, we monitor and analyze our production volumes from our mineral and royalty interests. We also regularly compare projected volumes to actual reported volumes and investigate unexpected variances.

Producing Wells, Spud Wells, and Permitted Wells

In order to track and assess the performance of our assets, we monitor the number of permitted wells, spud wells, completions, and producing wells on our mineral and royalty interests in an effort to evaluate near-term production growth.

Commodity Prices

Historically, oil, natural gas, and NGL prices have been volatile and may continue to be volatile in the future. During the past five years, the posted price for West Texas Intermediate (“WTI”) has ranged from a low of negative $36.98 per barrel in April 2020 to a high of $123.64 per barrel in March 2022. The Henry Hub spot market for natural gas has ranged from a low of $1.33 per MMBtu in September 2020 to a high of $23.86 per MMBtu in February 2021. Lower prices may not only decrease our revenues, but also potentially the amount of oil, natural gas, and NGL that our operators can produce economically.

Oil: The substantial majority of our oil production is sold at prevailing market prices, which fluctuate in response to many factors that are outside of our control. The majority of our oil production is priced at the prevailing market price with the final realized price affected by both quality and location differentials. The chemical composition of crude oil plays an important role in its refining and subsequent sale as petroleum products. As a result, variations in chemical composition relative to the benchmark crude oil, usually WTI, will result in price adjustments, which are often referred to as quality differentials. The characteristics that most significantly affect quality differentials include the density of the oil, as characterized by its American Petroleum Institute gravity, and the presence and concentration of impurities, such as sulfur. Location differentials generally result from transportation costs based on the produced oil’s proximity to consuming and refining markets and major trading points.

Natural Gas: The U.S. New York Mercantile Exchange (“NYMEX”) price quoted at Henry Hub is a widely used benchmark for the pricing of natural gas in the United States. The actual prices realized from the sale of natural gas differ from the quoted NYMEX price as a result of quality and location differentials. Quality differentials result from the heating value of natural gas measured in Btu and the presence of impurities, such as hydrogen sulfide, carbon dioxide, and nitrogen. Natural gas containing ethane and heavier hydrocarbons has a higher Btu value and will realize a higher volumetric price than natural gas that is predominantly methane, which has a lower Btu value. Natural gas with a higher concentration of impurities will realize a lower price due to the presence of the impurities in the natural gas when sold or the cost of treating the natural gas to meet pipeline quality specifications. Natural gas, which currently has limitations on transportation in certain regions, is subject to price variances based on local supply and demand conditions and the cost to transport natural gas to end-user markets.

NGL: NGL pricing is generally tied to the price of oil, but varies based on differences in liquid components and location.

EBITDA

We calculate EBITDA by adding back to net income (loss), interest income and expense, and depreciation, depletion, amortization, and accretion expense for the respective periods. EBITDA is a supplemental financial measure not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) used by our management to understand and compare our operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate financial performance and liquidity, in each case, without regard to financing methods, capital structure, or historical cost basis. EBITDA is presented as supplemental disclosure as we believe it provides useful information to investors and others in understanding and evaluating our results, prospects, and liquidity period over period, including as compared to results of other companies. EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable GAAP financial measure. Other companies may not publish this or similar metrics, and our computation of EBITDA may differ from computations of similarly titled measures of other companies.

Factors Affecting the Comparability of Our Financial Condition and Results of Operations

Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, primarily for the following reasons:

Acquisitions

As of June 30, 2024, we had completed 1,997 acquisitions from landowners and other mineral interest owners. There is typically a lag (e.g., six to eighteen months) between when acquisitions are made and when those investments generate meaningful revenue. As a result, many of the investments we made in 2023 began generating revenue in 2024, and we anticipate the same delayed effect will occur from 2024 to 2025 and in the future as we continue to invest in new opportunities. We intend to pursue potential accretive acquisitions of additional mineral and royalty interests by capitalizing on our specialized software, as well as our management team’s expertise and relationships. We believe we will be well positioned to acquire such assets and, should such opportunities arise, identifying and executing acquisitions will be a key part of our strategy. However, if we are unable to make acquisitions on economically acceptable terms, our future growth may be limited, and any acquisitions we make may reduce, rather than increase, our cash flows and ability to make further investments in our business and satisfy our debt obligations, including with respect to the Bonds (as defined in the Offering Circular). Additionally, it is possible that we will effect divestitures of certain of our assets. Any such acquisitions or divestitures affect the comparability of our results of operations from period to period.

Supply, Demand, Market Risk, and Their Impact on Oil Prices

Commodity prices are the most significant factor impacting our revenues, profitability, operating cash flows, the amount of capital we invest in our business, and redemption of our debt. The oil industry is cyclical and commodity prices are highly volatile. During the period from January 1, 2021 through June 30, 2024, prices for crude oil reached a high of $123.64 per Bbl and a low of $47.47 per Bbl. Over the same time period, natural gas prices reached a high of $23.86 per MMBtu and a low of $1.25 per MMBtu. These prices experience large swings, sometimes on a day-to-day or week-to-week basis. For the six months ended June 30, 2024, the average NYMEX crude oil and natural gas prices were $79.64 per Bbl and $2.11 per MMBtu, respectively, representing an increase of 6.3% and a decrease of 12.5%, respectively, from the average NYMEX prices as of June 30, 2023. For the year ended December 31, 2023, the average NYMEX crude oil and natural gas prices were $77.58 per Bbl and $2.53 per MMBtu, respectively, representing decreases of 18% and 61%, respectively, from the average NYMEX prices for the year ended December 31, 2022.

Crude oil prices over that time period were impacted by a variety of factors affecting current and expected supply and demand dynamics, including strong demand for crude oil, domestic supply reductions, Organization of the Petroleum Exporting Countries (“OPEC”) control measures, and market disruptions resulting from the Russia-Ukraine war and sanctions on Russia. Market prices for NGL are influenced by the components extracted, including ethane, propane, and butane and natural gasoline, among others, and the respective market pricing for each component. Other factors impacting supply and demand include weather conditions, pipeline capacity constraints, inventory storage levels, basis differentials, export capacity, and the strength of the U.S. dollar, as well as other factors, the majority of which are outside of our control.

Commodity prices experienced significant volatility in 2022 after the Russia/Ukraine conflict began and this continued through 2023 and has continued into 2024. Recent events in the Middle East have added further volatility to energy prices and the outlook for that region remains extremely uncertain. Economic headwinds should diminish moving forward as inflation appears to have peaked and interest rates should fall over the course of 2024. However, the tailwind to annual energy demand growth from the post-COVID recovery has likely run its course and annual growth should be more in line with the long-term trend moving forward. Ongoing OPEC petroleum supply limitations and economic sanctions involving producer countries continue to add uncertainty to the price outlook. We expect commodity price volatility to continue given the complex global dynamics of supply and demand that exist in the market. See “Risk Factors—Risks Related to Our Business and Our Operations—Our business is sensitive to the price of oil and timing of oil production, which may have an adverse effect on our ability to generate returns for investors” in the Offering Circular for further discussion on how volatility in commodity prices could impact us.

Derivatives

To reduce the impact of fluctuations in oil, NGL, and natural gas prices on our revenues, we periodically enter into commodity derivative contracts with respect to certain of our oil, NGL, and natural gas production through various transactions that limit the risks of fluctuations of future prices. We plan to continue our practice of entering into such transactions to reduce the impact of commodity price volatility on our cash flows from operations.

Impairment

We evaluate our producing properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When assessing proved properties for impairment, we compare the expected undiscounted future cash flows of the proved properties to the carrying amount of the proved properties to determine recoverability. If the carrying amount of proved properties exceeds the expected undiscounted future cash flows, the carrying amount is written down to the properties’ estimated fair value, which is measured as the present value of the expected future cash flows of such properties. The factors used to determine fair value include estimates of proved reserves, future commodity prices, timing of future production, and a risk-adjusted discount rate. The proved property impairment test is primarily impacted by future commodity prices, changes in estimated reserve quantities, estimates of future production, overall proved property balances, and depletion expense. If pricing conditions decline or are depressed, or if there is a negative impact on one or more of the other components of the calculation, we may incur proved property impairments in future periods.

Debt and Interest Expense

We have a significant amount of debt and may incur significantly more in the future to finance, among other things, acquisitions, investments in PhoenixOp, and payments on our debt. As a result, we incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. Increases in interest rates as a result of inflation and a potentially recessionary economic environment in the United States could have a negative effect on the demand for oil and natural gas, as well as our borrowing costs.

PhoenixOp

Our wholly owned subsidiary, PhoenixOp, was formed to manage and conduct drilling, extraction, and related oil and gas operating activities. PhoenixOp commenced the spudding of its first wells in the third quarter of 2023. The first five wells completed by PhoenixOp began production in the first quarter of 2024, and the next five wells began production in the second quarter of 2024. As of June 30, 2024, PhoenixOp had an additional 21 wells in various stages of development. Given its limited operations in 2023, PhoenixOp’s revenue was $1.2 million for the year ended December 31, 2023. For the six months ended June 30, 2024, PhoenixOp’s operations increased and its revenue was $34.9 million. As more wells begin production in 2024, and more properties are contributed to PhoenixOp for potential future production, we expect to derive a greater portion of our total revenues from PhoenixOp and our operating segment in the future. We believe these operations represent a significant source of potential revenue growth. In addition, as PhoenixOp is an E&P operator, it incurs greater operating costs related to drilling, extraction, and related oil and gas operating activities than our mineral and non-operating activities. As a result, we expect our operating costs to increase as PhoenixOp’s operations expand and become a greater portion of our overall business.

2024 Outlook

The following table presents our current estimates of certain financial and operating results for the full year of 2024. These forward-looking statements reflect our expectations as of the date of this Semi-Annual Report, and are subject to substantial uncertainty. Our results are inherently unpredictable, may fluctuate significantly, and may be materially affected by many factors, such as fluctuations in commodity prices, changes in global economic and geopolitical conditions, and changes in governmental regulations, among others. The following estimates are based on, among other things, our anticipated capital expenditures and drilling and operations programs, our ability to drill and complete wells consistent with our expectations, certain drilling, completion, and equipping cost assumptions, and certain well performance assumptions. In addition, achieving these estimates and maintaining the required drilling activity to achieve these estimates will depend on the availability of capital, the existing regulatory environment, commodity prices and differentials, rig and service availability, and actual drilling results, as well as other factors. If any of these risks and uncertainties actually occur or the assumptions underlying our estimates are incorrect, our actual operating results, costs and activities may be materially and adversely different from our expectations or guidance. In addition, investors should recognize that the reliability of any guidance diminishes in as much as it involves estimates for figures farther in the future, and so the farther we are from the end of 2024 the more likely that our actual results will differ materially from our guidance. In light of the foregoing, investors are urged to put our guidance in context and not to place undue reliance upon it.

For the year ending December 31, 2024, total revenues are expected to be between $280.0 million and $290.0 million, or to grow between 137% to 145%, as compared to the year ended December 31, 2023, based on an average benchmark commodity price of $81.43/Bbl for crude oil and $3.16/MMcf for natural gas for the corresponding period.

The following table presents our current full year 2024 production estimates:

2024 Guidance
Production:
Crude oil (MBbls)	3,140 to 3,315
Natural gas (MMcf)	2,768 to 2,921
NGL (MBbls)	536 to 566

Total (MBOE) (6:1)	4,137 to 4,368
Average daily production (BOE/d) (6:1)	11,495 to 12,133

Results of Operations for the Six Months Ended June 30, 2024 Compared to the Six Months Ended June 30, 2023

The following table summarizes our consolidated results of operations for the periods indicated:

	Six Months Ended June 30,		Change
(in thousands)	2024	2023	$	%
Revenues
Mineral and royalty revenues	$85,588	$49,202	$36,386	74%
Product sales	33,990	318	33,672	10589%
Other revenues	932	—	932	NM

Total revenues	120,510	49,520	70,990	143%

Operating expenses
Cost of sales	22,927	7,963	14,964	188%
Depreciation, depletion, amortization and accretion	37,477	9,206	28,271	307%
Advertising and marketing	17,318	19,352	(2,034)	(11)%
Selling, general and administrative	17,145	5,284	11,861	224%
Payroll and payroll-related	14,031	6,920	7,111	103%
Loss on sale of assets	564	—	564	NM

Total operating expenses	109,462	48,725	60,737	125%

Income from operations	11,048	795	10,253	1290%

Other expenses
Interest income	55	—	55	NM
Interest expense	(31,606)	(12,131)	(19,475)	(161)%
Gain (loss) on derivatives	(86)	44	(130)	(295)%

Total other expenses	(31,637)	(12,087)	(19,550)	(162)%

Net loss	$(20,589)	$(11,292)	$(9,297)	(82)%

NM – not meaningful.

The following tables summarize our segment results of operations for the periods indicated:

	Six Months Ended June 30, 2024
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Total
Total revenues	$85,651	$34,894	$28,513	$(28,548)	$120,510
Total operating expenses	(55,856)	(24,349)	(29,320)	63	(109,462)

Segment operating profit (loss)	29,795	10,545	(807)	(28,485)	11,048
Total other expenses	(23,708)	(7,920)	(28,494)	28,485	(31,637)

Segment net income (loss)	$6,087	$2,625	$(29,301)	$—	$(20,589)

	Six Months Ended June 30, 2023
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Total
Total revenues	$49,202	$318	$8,608	$(8,608)	$49,520
Total operating expenses	(23,504)	(2,109)	(23,112)	—	(48,725)

Segment operating profit (loss)	25,698	(1,791)	(14,504)	(8,608)	795
Total other expenses	(12,102)	(9)	(8,590)	8,614	(12,087)

Segment net income (loss)	$13,596	$(1,800)	$(23,094)	$6	$(11,292)

The following table summarizes our production data and average realized prices for the periods indicated:

	Six Months Ended
	June 30,		Change
	2024	2023	Amount	%
Production Data:
Crude oil (Bbls)	1,570,516	583,956	986,560	169%
Natural gas (Mcf)	1,500,220	1,064,532	435,688	41%
NGL (Bbls)	217,607	77,909	139,698	179%

Total (BOE)(6:1)	2,038,160	839,287	1,198,873	143%
Average daily production (BOE/d) (6:1)	11,199	4,637	6,562	142%
Average Realized Prices(a):
Crude oil (Bbl)	$70.84	$74.45	$(3.61)	(5)%
Natural gas (Mcf)	$1.91	$3.87	$(1.96)	(51)%
NGL (Bbl)	$25.04	$30.05	$(5.01)	(17)%

(a)	Average realized prices are net of certain post-production costs that are deducted from our royalties.

Revenue

The following table shows the components of our revenue for the periods presented:

	Six Months Ended
	June 30,		Change
(in thousands)	2024	2023	$	%
Mineral and royalty revenues
Crude oil	$78,031	$42,807	$35,224	82%
Natural gas	2,772	4,066	(1,294)	(32)%
NGL	4,785	2,329	2,456	105%

Total mineral and royalty revenues	85,588	49,202	36,386	74%

Product sales
Crude oil	33,156	307	32,849	10700%
Natural gas	113	1	112	11200%
NGL	721	10	711	7110%

Total product sales	33,990	318	33,672	10589%

Other revenue	932	—	932	NM

Total revenues	$120,510	$49,520	$70,990	143%

NM – not meaningful.

Revenue was $120.5 million for the six months ended June 30, 2024, as compared to $49.5 million for the same period in 2023, an increase of $71.0 million, or 143%. The increase was primarily attributable to a $36.4 million increase in mineral and royalty revenues generated from our minerals and non-operating activities and a $33.7 million increase in product sales generated from our direct drilling, extraction, and related oil and gas operating activities.

Mineral and Non-Operating Segment

Mineral and non-operating segment revenue was $85.7 million for the six months ended June 30, 2024, as compared to $49.2 million for the same period in 2023, an increase of $36.5 million, or 74%. The increase in segment revenue was primarily driven by an overall increase in our mineral interests and non-operated working interests in oil and gas properties, which have expanded significantly in recent years. Acquisitions of such interests generally generate revenue in subsequent periods (e.g., on a six to eighteen-month lag). As a result, our mineral and non-operating segment revenue has increased over time as our portfolio of mineral interests and non-operated working interests in oil and gas properties has expanded. In the six months ended June 30, 2024, we closed 726 unique transactions that added 47,587 NMAs of leasehold interests and 23,350 NRAs of mineral interests to our portfolio, as compared to 344 unique transactions, 40,208 NMA of leasehold interests, and 10,098 NRAs of mineral interests for the same period in 2023. The increase in our mineral and non-operating segment revenue was partially offset by lower commodity prices and higher post-production costs passed through to us relative to the increase in production volumes.

Operating Segment

Operating segment revenue was $34.9 million for the six months ended June 30, 2024, as compared to $0.3 million for the same period in 2023. The increase in segment revenue was driven by the commencement of drilling activities by PhoenixOp. PhoenixOp began its operations in the third quarter of 2023, when it became the operator of five producing wells acquired from another operator. As a result, there were no material revenues in the six months ended June 30, 2023.

Operating Expenses

Cost of Sales

Cost of sales was $22.9 million for the six months ended June 30, 2024, as compared to $8.0 million for the same period in 2023, an increase of $15.0 million, or 188%. The increase was primarily driven by the commencement of our direct drilling, extraction, and related oil and gas operating activities in 2024, as well as an increase in our mineral interests and non-operated working interests in oil and gas properties.

Mineral and Non-Operating Segment

Mineral and non-operating segment cost of sales was $15.3 million for the six months ended June 30, 2024, as compared to $7.9 million for the same period in 2023, an increase of $7.3 million, or 92%. The increase in segment cost of sales was primarily driven by an overall increase in our mineral interests and non-operated working interests in oil and gas properties and the resulting increase in lease operating expenses, production taxes, and ad valorem taxes.

Operating Segment

Operating segment cost of sales was $7.7 million for the six months ended June 30, 2024, as compared to less than $0.1 million for the same period in 2023. The increase in segment cost of sales was driven by the commencement of operated production from newly drilled wells by PhoenixOp in the first quarter of 2024, at which time we began to recognize lease operating expenses, production and ad valorem taxes, and production costs in our operating segment. PhoenixOp began its operations in the third quarter of 2023, when it became the operator of five producing wells acquired from another operator. As a result, there were no material costs in the six months ended June 30, 2023.

Depreciation, Depletion, Amortization, and Accretion

Depreciation, depletion, amortization, and accretion expense was $37.5 million for the six months ended June 30, 2024, as compared to $9.2 million for the same period in 2023, an increase of $28.3 million, or 307%, primarily due to an increase in our depletable bases within both the mineral and non-operating segment and the operating segment.

On a per unit basis, depletion expense was $17.85 per Boe and $8.56 per Boe for the six months ended June 30, 2024 and 2023, respectively. The increase in our depletion expense per Boe was predominantly driven by a higher depletion rate for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 as a direct result of significant capital expenditures incurred related to the development of non-operated proved properties and developing operated proved properties under our operating entity, PhoenixOp. The depletion rate for the development capital is depleted at a higher rate as compared to leasehold due to the use of proved developed reserves versus total proved reserves under the successful efforts accounting method.

Mineral and Non-Operating Segment

Depletion for the mineral and non-operating segment was $28.0 million for the six months ended June 30, 2024, as compared to $9.2 million for the same period in 2023. The increase in our segment depletion expense was predominantly driven by increased production.

Operating Segment

Depletion for the operating segment was $9.5 million for the six months ended June 30, 2024, as compared to no depletion for the same period in 2023 due to limited operations in the period.

Advertising and Marketing Expense

Advertising and marketing expense was $17.3 million for the six months ended June 30, 2024, as compared to $19.4 million for the same period in 2023, a decrease of $2.0 million, or 11%, resulting from our deliberate efforts to limit advertising spend. Nearly all of the $17.3 million in advertising and marketing expense for the six months ended June 30, 2024 was attributable to the securities segment.

Selling, General, and Administrative Expense

Selling, general, and administrative expense was $17.1 million for the six months ended June 30, 2024, as compared to $5.3 million for the same period in 2023, an increase of $11.9 million, or 224%. The increase was primarily due to a $6.4 million increase in corporate overhead costs not directly associated with the segments but which have been allocated to the segments based on headcount and a level-of-effort formula, and increased costs associated with our capital raise initiatives in our securities segment and increased fees associated with land acquisition and title work in our mineral and non-operating segment, as further described below.

Mineral and Non-Operating Segment

Selling, general, and administrative expense increased by $2.7 million in the mineral and non-operating segment due to higher legal, accounting, and land-related professional fees during the first half of 2024 as compared to the same period in the prior year. This was primarily associated with our increased activity in acquiring leasehold and mineral assets.

Operating Segment

Selling, general, and administrative expense increased by $3.4 million in the operating segment due to PhoenixOp’s first full six-month period of full-time operations. PhoenixOp began its drilling and completion activities in September 2023 and operations have continually grown throughout 2024.

Securities Segment

Selling, general, and administrative expense increased by $5.8 million in the securities segment primarily due to increased legal costs and commission-based compensation related to the success of our securities offerings.

Payroll and Payroll-Related Expense

Payroll and payroll-related expense was $14.0 million for the six months ended June 30, 2024, as compared to $6.9 million for the same period in 2023, an increase of $7.1 million, or 103%, primarily as a result of increased employee headcount, which increased from 88 employees at June 30, 2023 to 109 employees at June 30, 2024.

Mineral and Non-Operating Segment

Payroll and payroll-related expense for the mineral and non-operating segment was $6.0 million for the six months ended June 30, 2024, as compared to $2.9 million for the six months ended June 30, 2023, due to increased activity in acquiring leasehold and mineral assets.

Operating Segment

Payroll and payroll-related expense for the operating segment was $2.8 million for the six months ended June 30, 2024, as compared to $1.0 million for the six months ended June 30, 2023, due to PhoenixOp’s first full six-month period of full time operations.

Securities Segment

Payroll and payroll-related expense for the securities segment was $5.3 million for the six months ended June 30, 2024, as compared to $3.1 million for the six months ended June 30, 2023, primarily due to commission-based compensation related to the success of our securities offerings.

Loss on Sale of Assets

Loss on sale of assets was $0.6 million for the six months ended June 30, 2024 as a result of the disposition of certain mineral interests in the Williston basin within the mineral and non-operating segment, with no comparable activity in the prior-year period.

Other Expenses

Interest Expense

Interest expense was $31.6 million for the six months ended June 30, 2024, as compared to $12.1 million for the same period in 2023, an increase of $19.5 million, or 161%. The increase was primarily due to increased sales of our unregistered debt securities, which increased from $243.0 million outstanding at June 30, 2023 to $591.6 million outstanding at June 30, 2024, with no significant changes in interest rates between the periods.

Gain (Loss) on Derivatives

Loss on derivatives was less than $0.1 million for the six months ended June 30, 2024, as compared to a gain on derivatives of less than $0.1 million for the same period in 2023. During both periods, we utilized out-of-the-money derivatives as part of our commodity price risk management program. The gain was the result of our capitalizing on small market movements in commodity prices. The loss was the result of out-of-the-money derivatives expiring.

Non-GAAP Financial Measures

EBITDA

Our management uses EBITDA to understand and compare our operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate financial performance and liquidity, in each case, without regard to financing methods, capital structure, or historical cost basis. EBITDA is presented as supplemental disclosure as we believe it provides useful information to investors and others in understanding and evaluating our results, prospects, and liquidity period over period, including as compared to results of other companies. By providing this non-GAAP financial measure, together with a reconciliation to GAAP results, we believe we are enhancing investors’ understanding of our business and our operating performance, as well as assisting investors in evaluating how well we are executing strategic initiatives.

EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable GAAP measure. In particular, EBITDA excludes certain material costs, such as interest expense, and certain non-cash charges, such as depreciation, depletion, amortization, and accretion expense, which have been necessary elements of our expenses. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Other companies may not publish this or similar metrics, and our computation of EBITDA may differ from computations of similarly titled measures of other companies. Therefore, our EBITDA should be considered in addition to, and not as a substitute for, in isolation from, or superior to, our financial information prepared in accordance with GAAP, and should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Semi-Annual Report.

The following table shows a reconciliation of EBITDA to net income (loss), the most comparable GAAP measure, as presented in the consolidated statements of operations for the periods presented:

	Six Months Ended June 30,
(in thousands)	2024	2023
Net income (loss)	$(20,589)	$(11,292)
Interest income	(55)	—
Interest expense	31,606	12,131
Depreciation, depletion, amortization, and accretion	37,477	9,206

EBITDA	$48,439	$10,045

EBITDA was $48.4 million for the six months ended June 30, 2024, as compared to $10.0 million for the same period in 2023, an increase of $38.4 million, or 382%. The increase in EBITDA was primarily driven by an increase in consolidated revenues, partially offset by increased expenses related to our securities offerings and corporate overhead costs. For the six months ended June 30, 2024 and 2023, we incurred debt securities offering-related expenses of $6.8 million and $1.1 million, respectively, and advertising, and marketing, expenses related to securities offerings of $17.3 million and $19.4 million, respectively.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows from operations, contributions of capital from our members, borrowings under credit agreements, and issuances of debt securities pursuant to Regulation D and Regulation A. Future sources of liquidity may also include other credit facilities, additional capital contributions, and continued issuances of debt or equity securities. Our primary uses of cash have been, and are expected to continue to be, the acquisition of mineral and royalty interests, lease operating expenses and our proportionate share of production, severance, and ad valorem taxes for mineral and royalty interests, production costs including gathering, processing, and transportation costs, debt service payments, the reduction of outstanding debt balances, general overhead and other corporate expenses, and distributions to our members. As we continue to engage in increased drilling and direct production activities through PhoenixOp, we expect development and operation of PhoenixOp’s properties to become an increasingly significant use of our cash. As of June 30, 2024, we had cash and cash equivalents of $4.1 million and outstanding indebtedness of $628.5 million.

Our ability to finance our operations, including funding capital expenditures and acquisitions, to meet our indebtedness obligations, or to refinance our indebtedness, will depend on our ability to generate cash in the future. We believe that these sources of liquidity will be sufficient to meet our cash requirements, including normal operating needs, debt service obligations, and capital expenditures, for at least the next 12 months and allow us to continue to execute on our strategy of acquiring attractive mineral and royalty interests that will position us to grow our cash flows.

We periodically assess changes in current and projected cash flows, acquisition and divestiture activities, and other factors to determine the effects on our liquidity. Our ability to generate cash is subject to a number of factors, many of which are beyond our control, including commodity prices, weather, and general economic, financial, competitive, legislative, regulatory, and other factors. If cash flow from operations does not meet our expectations, we may reduce our expected level of capital expenditures. If we require additional capital for acquisitions or other reasons, we may raise such capital through additional borrowings, asset sales, offerings of equity and debt securities, or other means. We cannot assure you that necessary capital will be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness could be limited by covenants in our debt arrangements. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that are favorable to us or finance the capital expenditures necessary to maintain our production or proved reserves.

We or our affiliates may from time to time seek to repurchase or retire the Bonds or our other indebtedness through cash purchases and/or exchanges for equity or debt securities, in open-market purchases, privately negotiated transactions, tender or exchange offers, or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity, contractual restrictions, and other factors. The amounts involved may be material.

Fortress Credit Agreement

On August 12, 2024, the Company and PhoenixOp, as borrower, entered into an Amended and Restated Senior Secured Credit Agreement (the “Fortress Credit Agreement”) with each of the lenders from time to time party thereto and Fortress Credit Corp. (“Fortress”), as administrative agent for the lenders. The Fortress Credit Agreement provides for a $100.0 million term loan facility (the “Fortress Term Loan”), borrowed in full on August 12, 2024, and a $35.0 million delayed draw term loan facility (the “DDTL Facility” and, any loans thereunder together with the Fortress Term Loan, the “Fortress Tranche A Loans”). Under the DDTL Facility, PhoenixOp may borrow funds until the earlier of (a) the full $35.0 million of the DDTL Facility having been drawn and (b) August 12, 2025. The ability of PhoenixOp to borrow under the DDTL Facility is subject to the discretion and approval of the lenders. The Fortress Credit Agreement also includes an $8.5 million tranche of loans (the “Fortress Tranche B Loan” and together with the Fortress Tranche A Loans, the “Fortress Loans”), which represents a contingent principal obligation that is only due and payable (together with accrued interest thereon) upon certain conditions occurring, including payment defaults under the Fortress Credit Agreement or a bankruptcy filing by the obligors under the Fortress Credit Agreement.

Obligations under the Fortress Credit Agreement are secured by substantially all of the assets of the Company, PhoenixOp, and certain of the Company’s other wholly owned subsidiaries that have guaranteed the obligations of the obligors under the Fortress Credit Agreement, subject to certain exceptions (the Company, PhoenixOp, and such subsidiaries, collectively, the “Credit Parties”). Furthermore, pursuant to that certain Assignment of Loans and Liens, dated as of August 12, 2024, among the Company, PhoenixOp, Amarillo National Bank (“ANB”), Fortress, as administrative agent and as collateral agent, and the new lenders party thereto, ANB assigned, and Fortress assumed, all security interests granted by the Credit Parties in favor of ANB under the then-existing credit agreement with ANB (the “ANB Credit Agreement”). The lenders under the Fortress Credit Agreement also purchased and assumed from ANB all of the outstanding extensions of credit made by ANB under the ANB Credit Agreement. As a result of the foregoing, the ANB Credit Agreement and all related documentation ceased to be of any force and effect.

The Fortress Term Loan and the Fortress Tranche B Loan were each subject to OID of 10.59907834%, and each Fortress Tranche A Loan made under the DDTL Facility will be subject to 3.00% OID on the date any such loan is made by the lenders thereof.

Borrowings under the Fortress Credit Agreement bear interest at a rate per annum equal to Term SOFR (as defined in the Fortress Credit Agreement) plus 0.10% plus 7.00%. Interest on the Fortress Tranche A Loans is payable quarterly in arrears. The outstanding principal amount of the Fortress Tranche A Loans must be repaid as follows: (i) on September 30, 2026, $50.0 million of the outstanding principal amount of the Fortress Tranche A Loans less the aggregate amount of all voluntary prepayments and mandatory prepayments made as of September 30, 2026; and (ii) the remaining aggregate outstanding principal amount on August 12, 2027. In connection with any payment in full of the Fortress Tranche A Loans (whether by voluntary prepayment, acceleration, or on the maturity date), PhoenixOp will pay a repayment premium in an amount sufficient to achieve a MOIC (as defined in the Fortress Credit Agreement) of 1.18.

The Fortress Credit Agreement contains various customary affirmative and negative covenants, as well as financial covenants. The Fortress Credit Agreement requires the Company to maintain (a) a maximum total secured leverage ratio as of the last day of any fiscal quarter of less than or equal to 1.50 to 1.00 (commencing with the fiscal quarter ending December 31, 2024), (b) a minimum current ratio as of the last day of each calendar month of (i) 0.90 to 1.00 from September 30, 2024 through March 31, 2026 and (ii) 1.00 to 1.00 for each calendar month ending thereafter, and (c) a minimum asset coverage ratio as of the last day of any fiscal quarter of at least 2.00 to 1.00 (commencing with the fiscal quarter ended June 30, 2024). The Fortress Credit Agreement also places certain limits on the Company’s ability to incur additional indebtedness, including the issuance of unsecured notes or bonds and accounts receivable factoring arrangements.

We have agreed that, within 45 days after August 12. 2024, we will execute (or cause to be executed) all required documentation for Phoenix Equity Holdings, LLC, a Delaware limited liability company (“Phoenix Holdco”), to acquire all of the equity interests of the Company and to pledge such equity interests to Fortress, in its capacity as the collateral agent, to further secure the Fortress Loans. The beneficial equity ownership of Phoenix Holdco immediately following this transaction will be substantially the same as the beneficial equity ownership of the Company immediately prior to this transaction. The Fortress Credit Agreement contains customary events of default, including, but not limited to, nonpayment of the Fortress Tranche A Loans and any other material indebtedness, material inaccuracies of representations and warranties, violations of covenants, certain bankruptcies and liquidations, certain material judgments, and certain events related to the security documents.

As described above, a portion of the proceeds from the Fortress Term Loan were used to pay all amounts owed under the ANB Credit Agreement. The Company and PhoenixOp will use the remaining proceeds of the Fortress Term Loan and any proceeds from the DDTL Facility to finance the development of oil and gas properties in accordance with the approved plan of development as provided in the Fortress Credit Agreement.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,
(in thousands)	2024	2023
Net cash provided by (used in):
Operating activities	$23,334	$(27,412)
Investing activities	(198,436)	(118,846)
Financing activities	173,753	146,012

Net increase (decrease) in cash and cash equivalents	$(1,349)	$(246)

Operating Activities

Net cash provided by operating activities was $23.3 million for the six months ended June 30, 2024, as compared to $27.4 million used in operations for the same period in 2023, an increase of $50.7 million in cash provided by operating activities. The increase was primarily due to a $19.3 million increase in net income, adjusted for non-cash charges of $28.6 million, and net favorable fluctuations of $31.5 million from changes in operating assets and liabilities. The $31.5 million cash inflow from changes in operating assets and liabilities was primarily due to a $23.8 million decrease in earnest payments to mineral and leasehold interest owners for the six months ended June 30, 2024 as compared to the prior year period, a $22.9 million increase in accrued and other liabilities primarily associated with the operating segment for accrued lease operating expenses and revenue payables held as of the balance sheet date with no comparable activity in the prior period, and a $8.9 million increase in accrued interest from increased debt securities offerings. The increases in cash flow were offset primarily by a $16.5 million decrease in accounts payable and a $5.8 million increase in accounts receivable due to the timing of payments.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024 was $198.4 million, as compared to $118.8 million for the same period in 2023, an increase of $79.6 million. The increase was primarily driven by $86.9 million associated with drilling and completion activities in our operating segment during the six months ended June 30, 2024, that did not exist in the prior year period, partially offset by a $1.2 million decrease in cash paid for the acquisition of mineral and leasehold interests and the payment of drilling and completion activities in our mineral and non-operating segment, and $6.2 million of proceeds received in connection with the disposition of mineral interests during the six months ended June 30, 2024 that did not occur in the prior year period.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2024 was $173.8 million, as compared to $146.0 million for the same period in 2023, an increase of $27.7 million. The increase was primarily driven by increased proceeds from issuances of debt, net of debt discount, of $239.7 million, partially offset by $129.5 million in repayments of debt and a $5.1 million decrease in payments of deferred closings associated with mineral interest acquisitions.

Our Oil and Natural Gas Properties

Productive Wells

Productive wells consist of producing wells, wells capable of production, and exploratory, development, or extension wells that are not dry wells. As of June 30, 2024, we owned mineral, royalty, and working interests in 6,410 productive wells, the majority of which are oil wells that produce natural gas and NGL.

As of June 30, 2024, we had 79 wells that fall under our “wells in progress” (“WIP”) category and we had 22.4 net WIP. We define a WIP as a development well in a stage preliminary to production. We utilize both proprietary and public systems to identify WIPs based on four distinct criteria: (1) a well that is not actively being drilled but is in the process of being developed; (2) a well currently being drilled and awaiting completion; (3) a drilled well in the completion process; and (4) a drilled well that has been completed but is not yet producing. This term serves as a guide in our acquisition strategy, enabling us to pinpoint lower-risk investment opportunities for our stakeholders.

Drilling Results

In the year ended December 31, 2023, the E&P operators of our properties, including PhoenixOp, drilled 1,965 gross and 19.2 net productive development wells on the acreage underlying our mineral and royalty interests. This compares to 971 and 1,218 gross productive development wells and 8.7 and 5.3 net productive development wells drilled by E&P operators on the acreage underlying our mineral and royalty interests in the years ended December 31, 2022 and 2021, respectively.

As of June 30, 2024, PhoenixOp had drilled a total of 10 gross and 8.6 net productive development wells, all of which were drilled in the Williston Basin in North Dakota. PhoenixOp has also drilled a total of two gross and two net saltwater disposal wells, and had 26 gross and 20.9 net development wells in progress as of June 30, 2024.

As of August 31, 2024, PhoenixOp had drilled a total of 10 gross and 8.6 net productive development wells, all of which were drilled in the Williston Basin in North Dakota. PhoenixOp has also drilled a total of two gross and two net saltwater disposal wells, and had 26 gross and 20.9 net development wells in progress as of August 31, 2024.

As a holder of mineral and royalty interests, we generally are not provided information as to whether any wells drilled on the properties underlying our acreage are classified as exploratory. We are not aware of any dry holes drilled on the acreage underlying our mineral and royalty interests during the relevant periods.

Wells

The following table sets forth information about the wells in which we have a mineral or royalty interest as of June 30, 2024:

	Well Count
	Oil		Gas
Basin or Producing Region	Gross	Net	Gross	Net
Bakken/Williston Basin	3,630	34.9	3	0.0
DJ Basin/Rockies/Niobrara	964	14.1	5	0.1
Permian Basin	634	1.2	2	0.0
Other	626	2.3	546	2.8

Total	5,854	52.5	556	2.9

Acreage of Mineral and Royalty Interests

The following tables set forth information relating to the acreage underlying our mineral interests as of June 30, 2024:

Acreage of Mineral Interest

	Net Royalty Acres
Basin	Developed Acreage	Undeveloped Acreage	Total Acreage
Bakken/Williston Basin	34,298	45,014	79,312
DJ Basin/Rockies/Niobrara/PRB	8,012	10,223	18,235
Permian Basin/Other	3,044	425,904	428,948
Total Net Mineral Interest	45,353	481,141	526,494

	Gross Royalty Acres
Basin	Developed Acreage	Undeveloped Acreage	Total Acreage
Bakken/Williston Basin	730,787	421,430	1,152,217
DJ Basin/Rockies/Niobrara/PRB	129,119	147,969	277,089
Permian Basin/Other	132,552	2,152,201	2,284,753
Total Gross Mineral Interest	992,458	2,721,600	3,714,059

Acreage of Working Interest

	Net Mineral Acres
Basin	Developed Acreage	Undeveloped Acreage	Total Acreage
Bakken/Williston Basin	38,214	89,369	127,583
DJ Basin/Rockies/Niobrara/PRB	3,326	30,173	33,500
Permian Basin/Other	1,484	251,947	253,431
Total Net Mineral Interest	43,025	371,489	414,514

	Gross Mineral Acres
Basin	Developed Acreage	Undeveloped Acreage	Total Acreage
Bakken/Williston Basin	290,295	393,865	684,160
DJ Basin/Rockies/Niobrara/PRB	61,128	141,112	202,240
Permian Basin/Other	39,072	1,255,648	1,294,720
Total Gross Mineral Interest	390,494	1,790,626	2,181,120

Beginning with the period ended December 31, 2023 and for all subsequent periods, each land holding in which we have a net royalty interest is reviewed and associated with a specific drilling spacing unit. This allows for the estimation of gross royalty acres to be as accurate as possible. For the period ended December 31, 2022 and for all prior periods, the drilling spacing unit was estimated based on average development within a basin and applied to each land holding in which we had a net royalty interest.

Acreage Expirations

As of June 30, 2024, we have 8,594 working interest acres expiring in the next three years with an additional 25,501 acres and 53,820 acres expiring in the following two years, respectively. The remaining 19,714 working interest acres expire in years 2029 and beyond.

Definitions

Set forth below are certain definitions commonly used in the oil and natural gas industry and useful in understanding our reserves and related disclosures:

•	“Bbl” refers to one stock tank barrel, of 42 U.S. gallons liquid volume, used herein and in the Offering Circular in reference to crude oil or other liquid hydrocarbons.

•	“Boe” refers to barrel of oil equivalent.

•	“Btu” refers to British thermal unit, which is the heat required to raise the temperature of one pound of liquid water by one degree Fahrenheit.

•	“MBbl” refers to one thousand Bbls.

•	“Mcf” refers to one thousand cubic feet.

•	“MMBtu” refers to one million Btus.

•	“MMcf” refers to one million cubic feet.

Evaluation and Review of Estimated Proved and Probable Reserves

We use the term “probable reserves” herein to refer to those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. The probable reserves disclosed herein have been quantified using deterministic methods and, when combined with proved reserves, have at least a 50% probability that actual quantities recovered will equal or exceed the proved plus probable reserves estimates in accordance with Rule 4-10(a)(18) of Regulation S-X. The probable reserves are adjacent to quantifiable proved reserves but where data control is present but is less certain. Our probable reserves are assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Our probable reserves are also assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. The proved plus probable estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects. Where direct observation has defined a highest known oil (“HKO”) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

We use the term “proved reserves” herein to refer to quantities of oil and gas that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The area of the reservoir considered as proved includes (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons as seen in a well penetration unless geoscience, engineering or performance data, and reliable technology established a lower contact with reasonable certainty. Where direct observation from well penetrations has defined an HKO elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering or performance data, and reliable technology establish the higher contact with reasonable certainty. Reserves that can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (a) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (b) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price is the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

The proved and probable reserves estimates reported herein are as of June 30, 2024, December 31, 2023, and December 31, 2022. The technical persons primarily responsible for preparing the estimates disclosed herein each have over 15 years of industry experience. Each meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers and are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations, as well as applying U.S. Securities and Exchange Commission (the “SEC”) and other industry reserves definitions and guidelines. Mr. Brandon Allen, who is the president of PhoenixOp and who, prior to that role, served as our Head of Reservoir Engineering and Corporate Reserves, is primarily responsible for overseeing the preparation of the reserves estimation. He has approximately 19 years of oil and gas operations and reserves estimation and reporting experience. He has earned Bachelor of Science degrees in Biochemistry and Chemical Engineering from the University of Colorado, Boulder, and is an active member of the Society of Petroleum Engineers.

Proved and probable reserve estimates are based on the unweighted arithmetic average prices on the first day of each month for the 12-month period ended June 30, 2024, December 31, 2023, or December 31, 2022, as applicable. Average prices for the 12-month periods were as follows: WTI crude oil spot price of $78.21 per Bbl as of December 31, 2023, adjusted by lease or field for quality, transportation fees, and market differentials, and a Henry Hub natural gas spot price of $2.637 per MMBtu as of December 31, 2023, adjusted by lease or field for energy content, transportation fees, and market differentials. All prices and costs associated with operating wells were held constant in accordance with SEC guidelines.

We estimate the quantity or perceived cashflow of proved and probable undeveloped reserves for financial reporting purposes in accordance with the five-year rule as set forth by the SEC. Most proved undeveloped properties are operated by our subsidiary, PhoenixOp, whereby we and PhoenixOp have the property on the most current drill schedule. Non-operated proved and probable undeveloped properties represent properties that we have high confidence will be converted to producing properties within five years based on our diligence and review of public and non-public data sources. As it relates to a majority of our mineral and non-operated interest holdings, we do not always have the ability to accurately estimate when undeveloped reserves may be extracted and instead take a conservative approach whereby we only classify such reserves as proved when such reserves are either currently producing or where we have knowledge of a close date of extraction, such as upon our receipt of a notice from the operators of such reserves providing a specific timeframe for near-term production. We classify the remaining reserves as probable reserves. For example, for probable undeveloped reserves, we have a high confidence that the properties are on a development plan and/or will be converted to producing properties within the next five years based on, among other factors, our discussions with service providers, the location of nearby drilling rigs, permits obtained by the operators that are generally valid for one to two years, and the terms of the respective leases, which typically expire within five years.

Estimates of probable reserves, and the future cash flows related to such estimates, are inherently imprecise and are more uncertain than estimates of proved reserves, and the future cash flows related to such estimates, but have not been adjusted for risk due to that uncertainty. Because of such uncertainty, estimates of probable reserves, and the future cash flows related to such estimates, may not be comparable to estimates of proved reserves, and the future cash flows related to such estimates, and should not be summed arithmetically with estimates of proved reserves, and the future cash flows related to such estimates. When producing an estimate of the amount of natural gas and oil that is recoverable from a particular reservoir, an estimated quantity of probable reserves is an estimate of those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes, and other factors. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

The reserves information in this disclosure represents only estimates. Reserve evaluation is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. In addition, results of drilling, testing, and production subsequent to the date of an estimate may lead to revising the original estimate. Accordingly, initial reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. The meaningfulness of such estimates depends primarily on the accuracy of the assumptions upon which they were based. Except to the extent we acquire additional properties containing proved reserves or conduct successful exploration and development activities or both, our proved reserves will decline as reserves are produced.

In addition, we anticipate that the preparation of our proved and probable reserve estimates is completed in accordance with internal control procedures, including the following:

•	review and verification of historical production data, which data is based on actual production as reported by the operators of our properties;

•	preparation of reserves estimates by Mr. Brandon Allen or under his direct supervision;

•

review by Mr. Brandon Allen and Mr. Curtis Allen, our Chief Financial Officer, of all of our reported proved and probable reserves at the close of the calendar year, including the review of all significant reserve changes and all new proved and probable undeveloped reserves additions;

•	verification of property ownership by our land department; and

•	no employee’s compensation being tied to the amount of reserves booked.

Oil and Natural Gas Reserves

The following table presents our estimated proved and probable oil, natural gas, and NGL reserves as of each of the dates indicated:

	As of June 30, 2024(1)	As of December 31,
		2023(2)	2022(3)
	(in thousands)	(in thousands)
Estimated proved developed reserves
Oil (Bbl)	10,495,620	7,124,194	3,691,722
Natural gas (Mcf)	17,509,123	12,250,285	7,624,212
Natural gas liquids (Bbl)	2,760,698	1,514,761	—
Total (Boe) (6:1)(4)	16,174,506	10,680,669	4,962,424
Estimated proved undeveloped reserves(5)
Oil (Bbl)	27,769,820	24,925,841	—
Natural gas (Mcf)	17,950,211	19,565,808	—
Natural gas liquids (Bbl)	6,378,587	6,648,747	—
Total (Boe) (6:1)(4)	37,140,108	34,835,556	—
Estimated proved reserves
Oil (Bbl)	38,265,440	32,050,035	3,691,722
Natural gas (Mcf)	35,459,334	31,816,093	7,624,212
Natural gas liquids (Bbl)	9,139,285	8,163,508	—
Total (Boe) (6:1)(4)	53,314,614	45,516,225	4,962,424
Percent proved developed	30%	23%	100%
Estimated probable undeveloped reserves
Oil (Bbl)	91,550,726	74,877,268	—
Natural gas (Mcf)	128,618,525	88,148,111	—
Natural gas liquids (Bbl)	—	—	—
Total (Boe) (6:1)(4)	112,987,147	89,574,620	—

(1)

Estimates of reserves as of June 30, 2024 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the quarter ended June 30, 2024, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $79.45 per Bbl for oil and $2.324 per MMBtu for natural gas at June 30, 2024. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for unevaluated undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs, and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(2)

Estimates of reserves as of December 31, 2023 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month of the last 12 months ended December 31, 2023, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $78.21 per Bbl for oil and $2.637 per MMBtu for natural gas at December 31, 2023. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs, and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(3)

Estimates of reserves as of December 31, 2022 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the year ended December 31, 2022, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $94.14 per Bbl for oil and $6.357 per MMBtu for natural gas at December 31, 2022. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties.

Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs, and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.
(4)

Estimated proved reserves are presented on an oil-equivalent basis using a conversion of six Mcf per barrel of “oil equivalent.” This conversion is based on energy equivalence and not price or value equivalence. If a price equivalent conversion based on the 12-month average prices for the quarter ended June 30, 2024 was used, the conversion factor would be approximately 34.2 Mcf per Bbl of oil. If a price equivalent conversion based on the 12-month average prices for the period ended December 31, 2023 was used, the conversion factor would be approximately 29.7 Mcf per Bbl of oil.

(5)

In early 2023, PhoenixOp was established with the intention that certain leaseholds held by us would be developed by PhoenixOp. PhoenixOp executed a contract for a drilling rig with Patterson-UTI Drilling Company on June 20, 2023. This allowed for previously unbooked reserves as of December 31, 2022 to be estimated and booked as of December 31, 2023 as proved undeveloped in accordance with SEC guidelines for reserves categorization and estimation and in adherence to the five-year rule as set forth in Rule 4-10(a)(31) of Regulation S-X.

At June 30, 2024, total estimated proved reserves were approximately 53,314,614 Boe, a 7,798,389 Boe net increase from the estimate of 45,516,225 Boe at December 31, 2023. Proved developed reserves of 16,174,506 Boe represented an increase of approximately 5,493,837 Boe from December 31, 2023 as a result of proved developed reserves acquisitions and additions of 3,138,387 Boe and positive revisions of 4,393,609 Boe primarily due to transferring proved and probable undeveloped reserves to proved developed producing, offset by production of 2,038,159 Boe. Proved and probable undeveloped reserves of 37,140,108 Boe represented an increase of approximately 2,304,552 Boe from December 31, 2023 as a result of proved and probable undeveloped additions of 5,602,275 Boe and negative revisions of 3,297,723 Boe primarily due to transferring proved and probable undeveloped reserves to proved developed producing. During the six months ended June 30, 2024, approximately $178.0 million in capital expenditures went toward the acquisition and development of proved reserves, which includes drilling, completion, and other facility costs associated with acquiring and developing wells.

Delivery Commitments

PhoenixOp is subject to arrangements pursuant to which it has committed to provide a total of 3.65 million barrels of crude oil, with a yearly minimum of 730,000 barrels of crude oil, from January 1, 2024 to December 31, 2028. PhoenixOp will be subject to a shortfall fee for failure to meet this commitment. As a part of this arrangement, PhoenixOp has dedicated to the counterparty certain rights to all oil extracted from our wells in certain properties in Williams County and Divide County, North Dakota. PhoenixOp has assessed the productivity potential of its leasehold in the area, as well as the feasibility of executing an operational plan to extract oil on its leasehold within the commitment period and dedication area, and deemed it to be reasonable to enter into such an agreement.

Oil and Natural Gas Production Prices and Production Costs

Select Production and Operating Statistics

The following table sets forth information regarding production of oil and natural gas and certain price and cost information for each of the periods indicated:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2024	2023	2023	2022	2021
Production Data:
Bakken
Oil (Bbl)	1,145,551	400,771	943,930	360,604	108,664
Natural gas (Mcf)	819,713	644,822	1,123,859	522,523	241,475
Natural gas liquids (Bbl)	138,621	29,645	88,762	—	—
Total (Boe) (6:1)(1)	1,420,792	537,886	1,220,003	447,691	148,910
Average daily production (Boe/d) (6:1)	7,807	2,972	3,342	1,227	408
All Properties
Oil (Bbl)	1,570,516	583,956	1,446,928	523,416	203,532
Natural gas (Mcf)	1,500,220	1,064,532	2,152,939	1,058,506	452,293
Natural gas liquids (Bbl)	217,607	77,909	201,454	—	—
Total (Boe)(6:1)(1)	2,038,159	839,287	2,007,205	699,834	278,914
Average daily production (Boe/d) (6:1)	11,199	4,637	5,499	1,917	764
Average Realized Prices:
Bakken
Oil (Bbl)	$73.90	$74.38	$71.43	$80.67	$62.91
Natural gas (Mcf)	$2.19	$4.04	$3.47	$3.77	$1.63
Natural gas liquids (Bbl)	$25.03	$29.74	$26.70	$—	$—
All Properties
Oil (Bbl)	$70.84	$74.45	$73.10	$91.01	$67.46
Natural gas (Mcf)	$1.91	$3.87	$3.15	$6.66	$2.77
Natural gas liquids (Bbl)	$25.04	$30.05	$27.50	$—	$—
Average Unit Cost per Boe (6:1):
All Properties
Operating costs, production and ad valorem taxes	$12.97	$15.65	$16.18	$19.89	$13.18
Operating costs excluding taxes	$8.36	$6.37	$10.86	$12.58	$6.02
Percentage of revenue	21.2%	11.1%	16.7%	21.9%	19.5%

(1)

“Btu-equivalent” production volumes are presented on an oil-equivalent basis using a conversion factor of six Mcf of natural gas per barrel of “oil equivalent,” which is based on approximate energy equivalency and does not reflect the price or value relationship between oil and natural gas.

Depletion of Oil and Natural Gas Properties

We account for our oil and gas properties under the successful efforts method of accounting. Under this method, the costs of development wells are capitalized to proved properties whether those wells are successful or unsuccessful. Capitalized drilling and completion costs, including lease and well equipment, intangible development costs, and operational support facilities, are depleted using the units-of-production method based on estimated proved developed reserves. Proved leasehold costs are also depleted; however, the units-of-production method is based on estimated total proved reserves. The computation of depletion expense takes into consideration restoration, dismantlement, and abandonment costs, as well as the anticipated proceeds from salvaging equipment.

Depletion expense was $37.5 million and $9.2 million for the six months ended June 30, 2024 and 2023, respectively, and $34.2 million and $12.1 million for the years ended December 31, 2023 and 2022, respectively. On a per unit basis, depletion expense was $17.85 per Boe and $8.56 per Boe for six months ended June 30, 2024 and 2023, respectively, and $17.06 per Boe and $17.34 per Boe for the years ended December 31, 2023 and 2022, respectively. The decrease in our depletion rate for the six months ended June 30, 2024 compared to 2023 was primarily due to a lower depletion rate for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 as a direct result of the incurrence of significant capital expenditures related to developing operated wells under our operating entity, PhoenixOp. The depletion rate for the development capital is depleted at a higher rate as compared to leasehold due to the use of proved developed reserves versus total proved reserves under the successful efforts accounting method. We expect depletion to continue to increase in subsequent periods as our gross production of oil, gas, and other products increase. The decrease in our depletion rate for the year ended December 31, 2023 compared to 2022 was primarily due to increased proved reserves relative to the change in aggregated proved leasehold and development costs associated with those proved reserves.

Item 2. Other Information

None.

Item 3. Financial Statements

PHOENIX CAPITAL GROUP HOLDINGS, LLC

AND SUBSIDIARIES

Condensed Consolidated Financial Statements (unaudited)

As of and for the six months ended June 30, 2024

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands)	June 30, 2024	December 31, 2023
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$4,079	$5,428
Accounts receivable	51,282	32,822
Earnest payments	2,970	25,387
Other current assets	1,242	647

Total current assets	59,573	64,284

Oil and gas properties	689,376	476,264
Accumulated depletion	(91,910)	(54,671)

Net oil and gas properties	597,466	421,593

Right of use assets, net	4,699	4,542
Other noncurrent assets	481	673

Total assets	$662,219	$491,092

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$34,327	$47,272
Short-term debt	36,914	25,819
Current portion of long-term debt	86,219	87,038
Current portion of deferred closings	7,050	10,196
Escrow account	5,669	6,491
Current operating lease liabilities	603	567
Accrued and other liabilities	29,037	6,388

Total current liabilities	199,819	183,771

Long-term debt	497,692	329,519
Deferred closings	6,125	7,884
Accrued interest	14,856	6,369
Operating lease liabilities	4,440	4,225
Asset retirement obligations	812	585

Total liabilities	723,744	532,353

Members’ equity
Members’ equity	5,190	4,865
Retained earnings	(66,715)	(46,126)

Total members’ deficit	(61,525)	(41,261)

TOTAL LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)	$662,219	$491,092

The accompanying notes are an integral part of these condensed consolidated financial statements.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(unaudited)

	Six Months Ended June 30,
(in thousands)	2024	2023
REVENUES
Mineral and royalty revenues	$85,588	$49,202
Product sales	33,990	318
Other revenues	932	—

Total revenues	120,510	49,520

OPERATING EXPENSES
Cost of sales	22,927	7,963
Depreciation, depletion, amortization and accretion	37,477	9,206
Advertising and marketing	17,318	19,352
Selling, general and administrative	17,145	5,284
Payroll and payroll-related	14,031	6,920
Loss on sale of assets	564	—

Total operating expenses	109,462	48,725

INCOME FROM OPERATIONS	11,048	795

OTHER INCOME (EXPENSE)
Interest income	55	—
Interest expense	(31,606)	(12,131)
Gain (loss) on derivatives	(86)	44

Total other expense	(31,637)	(12,087)

NET LOSS	$(20,589)	$(11,292)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity (Deficit)

(unaudited)

(in thousands)	Members’ Equity	Retained Earnings	Total Members’ Equity (Deficit)
Balance, January 1, 2024	$4,865	$(46,126)	$(41,261)
Contributions	325	—	325
Net loss	—	(20,589)	(20,589)

Balance, June 30, 2024	$5,190	$(66,715)	$(61,525)

(in thousands)	Members’ Equity	Retained Earnings	Total Members’ Equity (Deficit)
Balance, January 1, 2023	$2,182	$2,155	$4,337
Contributions	400	—	400
Distributions	(317)	—	(317)
Net loss	—	(11,292)	(11,292)

Balance, June 30, 2023	$2,265	$(9,137)	$(6,872)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Six Months Ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(20,589)	$(11,292)
Adjustments to reconcile net loss to net cash flows provided by (used) in operating activities:
Depreciation, depletion, amortization and accretion	37,477	9,206
Amortization of right-of-use assets	294	155
Amortization of debt discount	208	177
Unrealized loss (gain) on financial derivatives	86	(44)
Changes in operating assets and liabilities:
Accounts receivable	(18,401)	(12,624)
Earnest payments	9,216	(14,537)
Accounts payable	(14,214)	2,285
Accrued and other liabilities	22,309	(612)
Escrow account	(822)	1,193
Accrued interest	8,487	(291)
Other	(717)	(1,028)

Net cash provided by (used in) operating activities	23,334	(27,412)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to oil and gas properties and leases	(204,581)	(118,846)
Proceeds from sale of assets	6,200	—
Additions to equipment and other property	(55)	—

Net cash used in investing activities	(198,436)	(118,846)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuances of debt, net of discount	309,106	200,213
Repayments of debt	(130,773)	(51,626)
Members’ contributions	325	400
Members’ distributions	—	(317)
Decrease in deferred closings	(4,905)	(2,658)

Net cash provided by financing activities	173,753	146,012

Net change in cash and cash equivalents	(1,349)	(246)
Cash and cash equivalents, beginning balance	5,428	4,607

Cash and cash equivalents, ending balance	$4,079	$4,361

The accompanying notes are an integral part of these condensed consolidated financial statements.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Note 1 – General

Phoenix Capital Group Holdings, LLC (“Phoenix Capital”) is a Delaware limited liability company formed on April 23, 2019, focused on oil and gas operations primarily in the Williston Basin, North Dakota/Montana, the Permian Basin, Texas, the Denver-Julesburg Basin, Colorado/Wyoming and the Powder River Basin, Wyoming. As used in these condensed consolidated financial statements, unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our” refer to Phoenix Capital and its consolidated subsidiaries.

Interim financial presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for fair presentation, have been included. Interim results are not necessarily indicative of results for a full year. The accompanying condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2023 (the “2023 annual financial statements”).

Note 2 – Significant Accounting Policies

Principles of consolidation

The condensed consolidated financial statements include the accounts of Phoenix Capital and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to current period presentation.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the condensed consolidated financial statements and in the accompanying notes. While management believes that the estimates and assumptions used in the preparation of the condensed consolidated financial statements are appropriate, actual results could differ from those estimates.

Segment information

During the first quarter of 2024, the Company’s activities associated with its debt securities offerings met the criteria specified in ASC 280 Segments to be classified as an operating segment, resulting in a change to the composition of the Company’s reportable segments. The segment previously described as “Phoenix Capital” was split into two components: Mineral and Non-operating and Securities, and the segment previously described as “Phoenix Operating” was renamed to the Operating segment. The Company began reporting these three segments during the first quarter of 2024 to align with the manner in which the Chief Operating Decision Maker (CODM) manages the business and allocates resources within the Company. The Company acquires mineral interests and non-operated working interests in oil and gas properties under the Mineral and Non-operating segment; drills, extracts and operates wells under the Operating segment; and conducts activities associated with its securities offerings under the Securities segment. Prior period segment information has been reclassified to conform to current period presentation.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The amendments are effective for annual periods beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures. The Company does not expect the ASU will have a material effect on the Company’s financial position, results of operations or liquidity.

Accounting pronouncements not listed above were assessed and determined to be either not applicable or not have a material impact to the Company’s condensed consolidated financial statements upon adoption.

Note 3 – Oil and Gas Properties

Oil and gas properties, net consist of the following:

	June 30, 2024	December 31, 2023
Proved oil and natural gas properties	$560,174	$369,550
Unproved oil and natural gas properties	129,202	106,714

Total oil and gas properties	689,376	476,264
Less: Accumulated depletion and impairment	(91,910)	(54,671)

Oil and gas properties, net	$597,466	$421,593

The Company uses the successful efforts method of accounting for its oil and gas properties. Capitalized costs are depleted on a unit of production basis based on proved reserves. Depletion on oil and gas properties was $37.2 million and $9.1 million for the six months ended June 30, 2024 and 2023, respectively.

Depreciation expense on the Company’s equipment and other property was $0.1 million and $0.3 million for the six months ended June 30, 2024 and 2023, respectively.

Note 4 – Revenue

Revenue from customers is recognized when obligations under the terms of a contract with customers are satisfied, which generally occurs at the point in time when control of the product transfers to the customer. In circumstances where the Company is the mineral right owner or non-operator, mineral and royalty revenues are recognized net of production taxes and post-production expenses. Where the Company serves as the operator, production and delivery transportation cost are accounted for as a fulfillment cost, not a separate performance obligation, and are recognized as an operating expense in the period when revenue for the related commodity is recognized.

Other revenue is comprised of redemption fees that are charged to external investors upon the early redemption of their investments. For the securities segment, other revenue also includes intersegment interest revenue earned from the mineral and non-operating and operating segments that is eliminated in the condensed consolidated statements of operations.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

The following tables present the Company’s revenue from contracts with customers and other revenue for the periods presented, by segment:

	Six months ended June 30, 2024					Six months ended June 30, 2023
(in thousands)	Mineral and Non- operating	Operating	Securities	Eliminations	Total	Mineral and Non- operating	Operating	Securities	Eliminations	Total
Revenue from customers	$85,588	$33,990	$—	$—	$119,578	$49,202	$318	$—	$—	$49,520
Other revenue	—	904	28	—	932	—	—	—	—	—
Intersegment revenue	63	—	28,485	(28,548)	—	—	—	8,608	(8,608)	—

Total	$85,651	$34,894	$28,513	$(28,548)	$120,510	$49,202	$318	$8,608	$(8,608)	$49,520

The following tables present the Company’s revenue from contracts with customers disaggregated by product type and segment for the periods presented:

	Six months ended June 30, 2024					Six months ended June 30, 2023
(in thousands)	Mineral and Non- operating	Operating	Securities	Eliminations	Total	Mineral and Non- operating	Operating	Securities	Eliminations	Total
Crude oil	$78,031	$33,156	$—	$—	$111,187	$42,807	$307	$—	$—	$43,114
Natural gas	2,772	113	—	—	2,885	4,066	1	—	—	4,067
Natural gas liquids	4,785	721	—	—	5,506	2,329	10	—	—	2,339

Total	$85,588	$33,990	$—	$—	$119,578	$49,202	$318	$—	$—	$49,520

Note 5 – Derivatives

All derivative financial instruments are recorded at fair value. The Company has not designated its derivative instruments as hedges for accounting purposes and, as a result, marks its derivative instruments to fair value and recognizes the cash and non-cash changes in fair value in gain (loss) on derivatives on the condensed consolidated statements of operations.

The Company’s derivative contracts are based upon reported settlement prices on commodity exchanges, with crude oil derivative settlements based on the New York Mercantile Exchange West Texas Intermediate pricing (Cushing).

By using derivative instruments to economically limit exposure to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties have been determined to have an acceptable credit risk for the size of derivative position placed; therefore, the Company does not require collateral from its counterparties.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

The Company had the following outstanding derivative contracts as of the periods presented:

June 30, 2024
Settlement Month	Settlement Year	Type of Contract	Bbls Per Month	Index	Weighted Average Floor Price
August	2024	Put options	300,000	WTI Cushing	$65.00
September	2024	Put options	100,000	WTI Cushing	$60.00
October	2024	Put options	100,000	WTI Cushing	$57.50
November	2024	Put options	50,000	WTI Cushing	$55.00

December 31, 2023
Settlement Month	Settlement Year	Type of Contract	Bbls Per Month	Index	Weighted Average Floor Price
February	2024	Put options	150,000	WTI Cushing	$50.00
March	2024	Put options	100,000	WTI Cushing	$50.00
April	2024	Put options	50,000	WTI Cushing	$50.00
July	2024	Put options	50,000	WTI Cushing	$50.00

The following table summarizes the gains and losses on derivative instruments included on the condensed consolidated statements of operations and the net cash payments thereto for the periods presented. Cash flows associated with these non-hedge designated derivatives are reported within operating activities on the condensed consolidated statements of cash flows.

	Six months ended June 30,
(in thousands)	2024	2023
Gain (loss) on derivatives	$(86)	$44
Net cash payments on derivatives	(56)	(750)

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Certain assets and liabilities are reported at fair value on a recurring basis, including the Company’s derivative instruments. The fair values of the Company’s derivative contracts are measured internally using established commodity futures price strips for the underlying commodity provided by a reputable third party, the contracted notional volumes, and time to maturity. These valuations are Level 2 inputs.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

The following table provides (i) fair value measurement information for financial assets and liabilities measured at fair value on a recurring basis, (ii) the gross amounts of recognized derivative assets and liabilities, (iii) the amounts offset under master netting arrangements with counterparties, and (iv) the resulting net amounts presented on the Company’s condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023. The net amounts are classified as current or noncurrent based on their anticipated settlement dates. Current derivative assets are presented as other current assets and current derivative liabilities are presented as a component of accrued and other liabilities on the condensed consolidated balance sheets.

	June 30, 2024
(in thousands)	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in Balance Sheet	Net Fair Value Presented in Balance Sheet
Current assets:
Derivative instruments	$—	$39	$—	$39	$—	$39
Current liabilities
Derivative instruments	$—	$—	$—	$—	$—	$—

	December 31, 2023
(in thousands)	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in Balance Sheet	Net Fair Value Presented in Balance Sheet
Current assets:
Derivative instruments	$—	$71	$—	$71	$—	$71
Current liabilities
Derivative instruments	$—	$—	$—	$—	$—	$—

Note 6 – Debt

Short-Term Debt

Amarillo National Bank Line of Credit

In July 2023, the Company entered into a one-year credit agreement with Amarillo National Bank for a $30.0 million revolving line of credit (the “ANB Line of Credit”). The ANB Line of Credit bears interest at the Wall Street Journal’s prime rate plus 3.0% per annum, with a floor of 9.0% per annum. The interest rate was 11.5% as of June 30, 2024. Interest expense of $1.4 million was attributable to the ANB Line of Credit for the six months ended June 30, 2024. As of June 30, 2024 and December 31, 2023, the outstanding balance of the ANB Line of Credit was $30.0 million and $19.1 million, respectively.

Merchant Cash Advances

Phoenix Capital has entered into merchant cash advance agreements with several financial institutions pursuant to which the Company sold its future receivables for cash advances. The advance agreements are short-term and generally require the Company to pay fixed amounts on a weekly or bi-weekly basis until the amount of future receivables is paid in full. Factor rates, which indicate the percentage of the loan amount that must be repaid, ranged from 1.17 to 1.23 for merchant cash advances outstanding of $6.9 million and $6.7 million as of June 30, 2024 and December 31, 2023, respectively. Interest expense attributable to the merchant cash advances was $1.6 million and $1.3 million for the six months ended June 30, 2024, and 2023 respectively.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Long-Term Debt

The following table summarizes the Company’s long-term debt for the periods presented:

(in thousands)	Interest Rate	June 30, 2024	December 31, 2023
Unsecured debt - Regulation D	6.5% to 15.0%	$408,768	$313,681
Unsecured debt - Regulation A+	9.0%	109,402	85,250
Adamantium bonds	13.0% to 15.5%	73,390	22,824
Other		—	289

Total – outstanding debt		591,560	422,044

Less: Unamortized debt discount(a)		(7,649)	(5,487)
Less: Current portion, net		(86,219)	(87,038)

Total – long-term debt, net		$497,692	$329,519

(a)	Amortized into interest expense using the effective interest method.

Unsecured Debt

Phoenix Capital has several investor programs issued under Regulation A+ and Regulation D of federal securities law. The maturities of these notes range from nine months to eleven years. Interest is paid primarily monthly for these debt securities and instances where interest is compounded, interest is expensed and accrued monthly. Interest expense of $23.5 million and $8.6 million for the six months ended June 30, 2024 and 2023, respectively, was attributable to these securities.

In March 2024, the Company filed an amendment to the Form 1-A that was originally qualified by the SEC in December 2021 (as amended) to update the maximum offering available for sale of the Company’s 9.0% unsecured bonds. This amendment offers up to $31.7 million of the Company’s bonds, which, under Regulation A, represents the maximum that can be offered out of the $75.0 million limit on securities the Company can issue over a 12-month period. During the six months ended June 30, 2024 the Company raised $31.1 million of Regulation A+ bonds.

Adamantium Bonds

In September 2023, the Company, through Adamantium, commenced an offering of up to $200.0 million in the aggregate of bonds exempt from registration pursuant to Rule 506(c) of Regulation D (the “Adamantium Bonds”). The Adamantium Bonds have terms ranging from five to eleven years and bear interest ranging from 13.0% to 15.5% per annum. Interest expense attributable to the Adamantium Bonds was $4.1 million for the six months ended June 30, 2024.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Note 7 – Accrued and Other Liabilities

The following table summarizes the Company’s accrued and other liabilities for the periods presented:

(in thousands)	June 30, 2024	December 31, 2023
Accrued lease operating expenses	$12,813	$—
Unredeemed matured bonds	2,979	—
Accrued interest	1,855	1,873
Accrued personnel costs	1,425	803
Revenue payables	7,608	382
Operator prepayments	258	1,785
Asset retirement obligations	281	112
Other	1,818	1,433

Total	$29,037	$6,388

In circumstances where the Company serves as the operator, the Company receives production proceeds from the purchaser and distributes the amounts to other royalty owners based on their respective ownership interests. Production proceeds that the Company has not yet distributed to these owners are reflected as revenue payables and classified as a component of accrued and other liabilities in the condensed consolidated balance sheets. The Company recognizes revenue for only its net revenue interest in oil and natural gas properties.

Note 8 – Members’ Equity

The Company operates as a profit-share partnership of which Lion of Judah, LLC is the majority profit-share owner and exclusive equity contributor. On April 30, 2024, the ownership interests held by Lion of Judah increased from 57.58% to 60.18% upon the departure of a member who previously held a 3.75% profit share. The remaining interests of 1.15% was allocated to the remaining members on a pro-rata basis. The members have no personal liability for any obligations of the Company.

Note 9 – Related Parties

Debt offerings

Certain of the Company’s officers and their family members participate in the Company’s unregistered debt offerings. During the six months ended June 30, 2024, these officers and their family members purchased, in aggregate, 2,228 of the combined Regulation A+ and Regulation D bonds for a total purchase price of $2.2 million. As of June 30, 2024 and December 31, 2023, there were 4,233 and 2,055 of bonds outstanding with carrying values of $4.2 million and $2.0 million, respectively. Interest expense attributable to these securities was less than $0.3 million for the six months ended June 30, 2024 and 2023.

Lion of Judah

The Company paid interest expense of less than $0.2 million to a financial institution on behalf of Lion of Judah related to a certain financing agreement between Lion of Judah and the financial institution for the six months ended June 30, 2024. No such payments were made in the prior period. Interest payments made by the Company on behalf of Lion of Judah are discretionary in nature.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Note 10 – Leases

The Company leases its office facilities under noncancellable multi-year operating lease agreements.

The following table shows the line item classification of our right-of-use assets and lease liabilities on our condensed consolidated balance sheets:

(in thousands)	Line item	June 30, 2024	December 31, 2023
Right-of-use assets – operating	Right of use assets, net	$4,699	$4,542

Total right-of-use assets		$4,699	$4,542

Current operating lease liabilities	Current operating lease liabilities	$603	$567
Noncurrent operating lease liabilities	Operating lease liabilities	4,440	4,225

Total lease liabilities		$5,043	$4,792

Operating lease cost of $0.6 million and $0.4 million for the six months ended June 30, 2024 and 2023, respectively, was classified as a component of selling, general and administrative expense on the condensed consolidated statements of operations.

Note 11 – Supplemental Cash Flow Information

The following table summarizes supplemental information to the condensed consolidated statements of cash flows for the periods presented:

	Six months ended June 30,
(in thousands)	2024	2023
Supplemental disclosure of cash flow information:
Cash interest paid	$18,842	$10,200
Cash paid for operating leases	421	223

Supplemental disclosure of non-cash transactions:
Accruals of capital expenditures	$26,267	$13,374
Modification of right-of-use asset and lease liability	451	838

Note 12 – Segments

Segment operating profit is used as a performance metric by the CODM in determining how to allocate resources and assess performance. Segment operating profit is total segment revenue less operating costs attributable to the segment, which includes allocated corporate costs. Corporate costs that are overhead in nature and not directly associated with the segments, including certain general and administrative expenses, executive or shared-function payroll costs and certain limited marketing activities are allocated to the segments based on usage and headcount, as appropriate. Interest expense is allocated to the segments based on the carrying value of the oil and gas properties owned by the respective segment at the balance sheet date.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

The following table presents financial information by segment and a reconciliation to net loss on the condensed consolidated statements of operations for the periods presented:

	Six months ended June 30,
(in thousands)	2024	2023
Segment operating profit (loss):
Mineral and Non-operating	$29,795	$25,698
Operating	10,545	(1,791)
Securities	(807)	(14,504)
Eliminations	(28,485)	(8,608)

Total segment operating profit	11,048	795
Interest income	55	—
Interest expense	(31,606)	(12,131)
Gain (loss) on derivatives	(86)	44

Net loss	$(20,589)	$(11,292)

The following table summarizes the results of the Company’s operating segments for the six months ended June 30, 2024 and 2023, respectively:

	Six months ended June 30, 2024
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Total
Net income (loss)	$6,087	$2,625	$(29,301)	$—	$(20,589)
Interest income	30	9	16	—	55
Interest expense	(23,690)	(7,916)	(28,485)	28,485	(31,606)
Depreciation, depletion, amortization and accretion	27,966	9,511	—	—	37,477
Loss on derivatives	(48)	(13)	(25)	—	(86)

	Six months ended June 30, 2023
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Total
Net income (loss)	$13,596	$(1,800)	$(23,094)	$6	$(11,292)
Interest income	—	—	—	—	—
Interest expense	(12,130)	(15)	(8,600)	8,614	(12,131)
Depreciation, depletion, amortization and accretion	9,206	—	—	—	9,206
Gain on derivatives	28	6	10	—	44

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

The following table summarizes the Company’s oil and natural properties by proved and unproved properties, location and by segment (before accumulated depletion):

	June 30, 2024
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Consolidated Total
Oil and natural gas properties, proved
Williston Basin	$218,981	$155,094	$—	$—	$374,075
Powder River Basin	46,653	—	—	—	46,653
Denver-Julesburg	62,470	—	—	—	62,470
Permian Basin	25,328	—	—	—	25,328
Uinta Basin	48,662	—	—	—	48,662
Other	2,986	—	—	—	2,986

Total	$405,080	$155,094	$—	$—	$560,174

Oil and natural gas properties, unproved
Williston Basin	$72,350	$4,043	$—	$—	$76,393
Powder River Basin	26,679	—	—	—	26,679
Denver-Julesburg	15,349	—	—	—	15,349
Permian Basin	819	—	—	—	819
Uinta Basin	9,431	—	—	—	9,431
Other	531	—	—	—	531

Total	$125,159	$4,043	$—	$—	$129,202

	December 31, 2023
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Consolidated Total
Oil and natural gas properties, proved
Williston Basin	$189,651	$58,297	$—	$—	$247,948
Powder River Basin	38,536	—	—	—	38,536
Denver-Julesburg	46,781	—	—	—	46,781
Permian Basin	25,375	—	—	—	25,375
Uinta Basin	7,959	—	—	—	7,959
Other	2,951	—		—	2,951

Total	$311,253	$58,297	$—	$—	$369,550

Oil and natural gas properties, unproved
Williston Basin	$40,599	$5,120	$—	$—	$45,719
Powder River Basin	28,922	—	—	—	28,922
Denver-Julesburg	22,231	—	—	—	22,231
Permian Basin	1,001	—	—	—	1,001
Uinta Basin	8,379	—	—		8,379
Other	462	—	—	—	462

Total	$101,594	$5,120	$—	$—	$106,714

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Note 13 – Subsequent Events

Management has evaluated subsequent events through September 20, 2024, in connection with the preparation of these condensed consolidated financial statements, which is the date the condensed consolidated financial statements were available to be issued. The Company has determined that there were no such events that warrant disclosure or recognition in the condensed consolidated financial statements, except for the following:

On August 12, 2024, the Company entered a senior secured credit agreement (the “Credit Agreement”) for a $100.0 million term loan facility (the “Term Loan”), a $35.0 million delayed draw term loan facility, and a $8.5 million tranche of loans which represents a contingent principal obligation, with accrued interest, that is only due and payable upon the occurrence of certain conditions (collectively, the “Loans”). The Term Loan was drawn in full upon closing. The Company used the loan proceeds to pay in full amounts owed under the ANB Line of Credit and will use the remaining proceeds to finance the development of the Company’s oil and gas properties in accordance with the Credit Agreement. The Loans bear interest at a rate per annum equal to Term Secured Overnight Financing Rate plus 0.10% plus an applicable margin of 7.0%. The Credit Agreement requires at least $50.0 million of the outstanding principal to be repaid by September 30, 2026, with the remainder due on August 12, 2027.

The Company is continuing to raise debt capital under its exempt debt offerings. Since the balance sheet date and through September 20, 2024, the Company issued approximately $77.5 million and $25.6 million of its Regulation D and Adamantium bonds, respectively, under the same terms and conditions as the existing securities.

Item 4. Exhibits

Exhibit

(2)(a)	Certificate of Formation of Phoenix Capital Group Holdings, LLC (incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A, filed with the SEC on November 19, 2021)

(2)(b)	Limited Liability Company Operating Agreement of Phoenix Capital Group Holdings, LLC, dated as of April 23, 2019, as amended (incorporated by reference to Exhibit (2)(b) to the Company’s Offering Statement on Form 1-A, filed with the SEC on November 19, 2021)

(3)(a)	Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of January 12, 2022 (incorporated by reference as Exhibit (3)(a) to the Company’s Form 1-U, filed with the SEC on January 12, 2022)

(3)(b)	Form of Bond, as of May 25, 2023 (incorporated by reference to Exhibit (3)(b) to Post Qualification Amendment No. 2 to the Company’s Offering Statement on Form 1-A, filed with the SEC on May 26, 2023)

(3)(c)	Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of February 1, 2022 (incorporated by reference as Exhibit (3)(a) to the Company’s Form 1-U, filed with the SEC on February 8, 2022)

(3)(d)	Second Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of July 18, 2022 (incorporated by reference as Exhibit (3)(a) to the Company’s Form 1-U, filed with the SEC on July 21, 2022)

(3)(e)	Third Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of May 25, 2023 (incorporated by reference to Exhibit (3)(e) to Post Qualification Amendment No. 2 to the Company’s Offering Statement on Form 1-A, filed with the SEC on May 26, 2023)

(3)(f)	Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of August 25, 2023

(3)(g)	First Supplemental Indenture,by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of August 20, 2024

(4)	Subscription Agreement (incorporated by reference to Exhibit (4) to the Company’s Offering Statement on Form 1-A, filed with the SEC on November 19, 2021)

(6)(a)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Kris Woods, dated as of August 1, 2019 (incorporated by reference to Exhibit (6)(a) to the Company’s Offering Statement on Form 1-A, filed with the SEC on November 19, 2021)

(6)(b)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Lindsey Wilson, dated as of April 23, 2019 (incorporated by reference to Exhibit (6)(b) to the Company’s Offering Statement on Form 1-A, filed with the SEC on November 19, 2021)

(6)(c)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Curtis Allen, dated as of February 1, 2020 (incorporated by reference to Exhibit (6)(c) to the Company’s Offering Statement on Form 1-A, filed with the SEC on November 19, 2021)

(6)(d)	Security Agreement, by and between Phoenix Capital Group Holdings, LLC and Amarillo National Bank, LLC, dated as of June 24, 2023 (incorporated by reference to Exhibit (6)(d) to Post Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A, filed with the SEC on August 8, 2023)

(6)(e)	Commercial Credit Agreement by and between Phoenix Capital Group Holdings, LLC and Amarillo National Bank, LLC, dated as of July 24, 2023 (incorporated by reference to Exhibit (6)(e) to Post Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A, filed with the SEC on August 8, 2023)

(6)(f)	Promissory Note, by and between Phoenix Capital Group Holdings, LLC and Amarillo National Bank, LLC, dated as of June 24, 2023 (incorporated by reference to Exhibit (6)(f) to Post Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A, filed with the SEC on August 8, 2023)

(6)(g)	Form of Line of Credit Loan Agreement dated as of June 1, 2023 by and between Phoenix Capital Group Holdings, LLC and Phoenix Capital Group Holdings I LLC (incorporated by reference to Exhibit (6)(g) to Post Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A, filed with the SEC on August 8, 2023)

(6)(h)	Employment Agreement by and between Phoenix Capital Group Holdings, LLC and Adam Ferrari, dated as of April 17, 2023 (incorporated by reference to Exhibit (6)(h) to Post Qualification Amendment No. 8 to the Company’s Offering Statement on Form 1-A (File no. 024-11723), filed with the SEC on December 22, 2023)

(6)(i)	Amended and Restated Operating Agreement of Phoenix Operating, LLC, dated October 23, 2023 (incorporated by reference to Exhibit (6)(i) to Post Qualification Amendment No. 9 to the Company’s Offering Statement on Form 1-A (File No. 024-11723), filed with the SEC on January 19, 2024)

(6)(j)	Loan Agreement between Adamantium Capital, LLC and Phoenix Capital Group Holdings, LLC, dated September 14, 2023 (incorporated by reference to Exhibit (6)(j) to Post Qualification Amendment No. 9 to the Company’s Offering Statement on Form 1-A (File No. 024-11723), filed with the SEC on November 13, 2023)

(6)(k)	Amended and Restated Broker-Dealer Agreement between Phoenix Capital Group Holdings I, LLC, Phoenix Capital Group Holdings, LLC, and Dalmore Group, dated June 5, 2023 (incorporated by reference to Exhibit (6)(k) to Post Qualification Amendment No. 5 to the Company’s Offering Statement on Form 1-A, filed with the SEC on September 6, 2023)

(6)(l)	Broker-Dealer Agreement between Adamantium Capital, LLC, Phoenix Capital Group Holdings, LLC, and Dalmore Group, LLC, dated September 11, 2023 (incorporated by reference to Exhibit (6)(l) to Post Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-11723), filed with the SEC on November 13, 2023)

(6)(m)	Loan Agreement Amendment and Note Modification Agreement, by and between Phoenix Capital Group Holdings, LLC, Phoenix Operating, LLC, and Adamantium Capital LLC dated October 30, 2023 (incorporated by reference to Exhibit (6)(m) to Post Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-11723), filed with the SEC on November 13, 2023)

(6)(n)	First Amendment to Commercial Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating, LLC, and Amarillo National Bank, dated as of July 24, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Form 1-U, filed with the SEC on July 26, 2024)

(6)(o)	Modification of Promissory Note, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating, LLC, and Amarillo National Bank, dated as of July 24, 2024 (incorporated by reference to Exhibit 99.2 to the Company’s Form 1-U, filed with the SEC on July 26, 2024)

(6)(p)	Amended and Restated Senior Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, each of the lenders from time to time party thereto, and Fortress Credit Corp., dated as of August 12, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Form 1-U, filed with the SEC on August 16, 2024)

(6)(q)	Assignment of Loans and Liens, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, Amarillo National Bank, and Fortress Credit Corp., as administrative agent, collateral agent, and lender, dated as of August 12, 2024 (incorporated by reference to Exhibit 99.2 to the Company’s Form 1-U, filed with the SEC on August 16, 2024)

(9)	Letter from Cherry Bekaert LLP (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 1-U, filed with the SEC on November 29, 2021)

(11)(a)	Consent of Cherry Bekaert LLP (incorporated by reference to Exhibit (11)(a) to Post Qualification Amendment No. 11 to the Company’s Offering Statement on Form 1-A (File no. 024-11723), filed with the SEC on March 1, 2024)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC, a Delaware limited liability company

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Title:	Manager and Chief Operating Officer
Date:	September 20, 2024

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Adam Ferrari
Name:	Adam Ferrari
Its:	Manager and Chief Executive Officer

Date:	September 20, 2024

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Its:	Manager and Chief Operating Officer (Principal Executive Officer)

Date:	September 20, 2024

By:	/s/ Curtis Allen
Name:	Curtis Allen
Its:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Date:	September 20, 2024